Exhibit 99.1

Obsidian Energy Announces 2024 Development Program
Results Above Expectations

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Substantially completed active first half development program with 32 (31.4 net) operated wells rig released and 30 (29.4 net) operated development wells brought on production to date
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Robust results from our Peace River Dawson Clearwater development area are encouraging with 1,330 boe/d production (100 percent oil) over the last 30 days
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Pembina Cardium Unit #9 (“PCU#9”) 6-08 Pad wells onstream with a gross average 30-day initial production rate of 403 boe/d (81 percent oil) per well

CALGARY, May 28, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to provide an operational update on our first half 2024 capital program, largely completing the program across our Peace River and Willesden Green/Pembina (Cardium) assets. Currently, all but two (2.0 net) wells in our 27 (26.4 net) operated well development program have been rig released; we are currently in the process of drilling additional development wells at our new Dawson Clearwater field. In total, 30 (29.4 net) operated wells were brought on production to date in 2024, including the seven (7.0 net) wells that were rig released in 2023. We also completed our exploration/appraisal drilling in the Clearwater and Bluesky formations in Peace River.

The new wells show strong results that exceed initial expectations with current production increasing to over 35,500 boe/d (based on field estimates), including the impact of shut-in production due to blockades of our Harmon Valley South field in Peace River. If the shut-in production was online, production would increase to approximately 40,000 boe/d. We expect to complete our first half drilling by the end of June, rig releasing the remaining two (2.0 net) wells in Peace River due to favourable spring break-up conditions.

“We are extremely pleased with our first half development and exploration/appraisal program across our asset portfolio,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “The program is yielding strong results above our expectations with robust production additions from our new wells. In our Peace River asset, our exploration/appraisal program has revealed valuable incremental information to further develop and unlock future potential. Our team continues to demonstrate its technical ability to access high quality reservoir and meaningfully improve drilling results.”

Light Oil ASSETS (CArdium)

Our light oil development continues to provide strong contributions to our cash flow as we achieve some of the Company’s best producing Cardium wells. All 12 (11.4 net) wells in our first half operated development program have been rig released with 11 (10.4 net) wells brought on production to date. The remaining development well is expected to come on production in July in the Willesden Green area. Highlights of our first half program are detailed below.

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Continued Strong First Half Well Results – With most of the wells onstream, we continue to realize strong initial production (“IP”) rates, including:
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Pembina (Cardium):
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The remaining three (2.7 net) wells in our first half program are onstream at the PCU#9 6-08 Pad with an average IP 30-day rate of 403 (363 net) boe/d (81 percent oil) per well.
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Willesden Green (Cardium):
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The one (0.7 net) well rig released in 2024 at the Open Creek 9-17 Pad continues to provide strong production results with an IP 30-day rate of 401 (262 net) boe/d (86 percent light oil).
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The three wells at the 2-13 Pad produced at a gross average IP 30-day rate of 245 boe/d (58 percent oil) per well.
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The two-well Faraway 8-34 Pad development was accelerated, brought on production in mid-May and is presently cleaning up.

HEAVY OIL ASSETS (PEACE RIVER)

We are excited about the results to date of our 2024 development and exploration/appraisal programs in Peace River. Currently 13 (13.0 net) wells of the 15 (15.0 net) operated well development program have been rig released and brought on production. The remaining two development wells, located at the Clearwater Dawson field 13-13 Pad are expected to be rig-released before the end of June and on production early in the third quarter.

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Achieved Well Results Above Expectations – First half program drilling continues to realize very strong results and solid IP rates from wells on production, including:
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The Harmon Valley South 8-28 Pad (two gross/net wells) continued to provide strong Bluesky production results with an average pad IP 30-day rate of 554 boe/d (100 percent oil) per well.
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Our emerging Dawson Clearwater development area has averaged 1,330 boe/d (100 percent oil) over the last 30 days as the new accelerated wells come online.
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The two (2.0 net) wells at the Dawson 7-13 Pad produced at average IP 30-day rates of 448 boe/d (100 percent oil) and 317 boe/d (100 percent oil) from the Clearwater formation.
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Accelerated Development of Both Bluesky and Clearwater Plays – Completed drilling all six wells at the Bluesky Walrus 15-19 Pad prior to spring break-up and placed on production two (2.0 net) wells at the Clearwater Dawson 5-27 Pad earlier than anticipated, which were accelerated from the second half 2024 program.
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Completed Clearwater Exploration at Nampa – We completed the drilling, coring, and testing of the two (2.0 net) exploration/appraisal wells in our Nampa area with encouraging results.
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The Nampa 6-28 Pad (1.0 net) well produced at an IP 30-day rate of 170 boe/d (100 percent oil) at 16.0o API oil quality, which will sell at a premium to existing Bluesky oil quality. This well is presently winter only access and we anticipate returning to this part of the field next winter.
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The Nampa 1-11 Pad (1.0 net) well is currently shut-in due to spring break up prior to completing testing; results from the well will be used to evaluate the extent of oil-bearing formations in the area.
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Completed Acquisition Agreement – In the second quarter of 2024, we completed a land acquisition on 13.5 (10.1 net) sections of land purchased for $2.4 million in the greater Peace River area. Obsidian Energy will be the operator with a 75 percent working interest and we plan to drill our first Bluesky well on the lands in the first quarter of 2025.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

TEST RESULTS AND INITIAL PRODUCTION RATES

Test results and initial production rates disclosed herein, particularly those short in duration, may not necessarily be indicative of long-term performance or of ultimate recovery. Readers are cautioned that short-term rates should not be relied upon as indicators of future performance of these wells and therefore should not be relied upon for investment or other purposes. A pressure transient analysis or well-test interpretation has not been carried out and thus certain of the test results provided herein should be considered preliminary until such analysis or interpretation has been completed.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
		MWh/d	Megawatt hour per day

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: when we expect to complete our first half drilling program and rig-release and on-production dates; our expected production amount if there was no blockade; when we expect our development wells to come online; our expectations regarding returning to our Nampa field next winter; and our expectations in connection with our acquisition in the Peace River area.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events (such as the COVID-19 pandemic) will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including our three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices or inability to access our properties due to blockades or other activism; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three-year growth plan), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the Offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months and hot during the spring and summer months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

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